INVEST IN LIGHTGLIDERS

The Christian Metaverse to Grow the Good


LIGHTGLIDERS
The Christian Metaverse
...to Grow the Good

lightgliders.com St. Louis MO

LEAD INVESTOR

Thomas Moller

I am investing because Lightgliders is impacting young lives around the world. And this crowdfunding round represents a massive opportunity to scale this impact and extend into new markets. I initially invested in Lightgliders when it was just an idea, and have observed its team develop an engaging brand and product, adapt to a changing market under challenging conditions, and create tremendous value for its target audience. I am optimistic about the company's goal to accelerate growth and impact by executing on this compelling vision for the metaverse.

Invested $25,000 this round & $120,000 previously

Highlights

1. Invest in the Christian metaverse to impact the next generation
2. Active Subscriptions: 1350 (4,000+ players)
3. Average Revenue Per User (ARPU): $7.35
4. ✈ Our players are from all over the world, in more than 20 countries
5. Experienced Team with over 20+ years in the industry

Our Founder



Zach Fay CEO & Founder

Hi, I'm Zach. I am the founder of Lightgliders, a virtual world of faith, games, and community. I am a former management consultant and youth pastor on a mission to grow the good.

We are passionate about young people growing up with a deep sense of hope, purpose, and love. And we recognize that pivotal experiences and meaningful conversations transform lives. The metaverse provides the virtual space for meaningful experiences and conversations about faith and values to grow on a global scale and have a major impact.

Why Lightgliders?


LIGHTGLIDERS®
The Christian Metaverse
...to Grow the Good

Dear WeFunder Investor,

This is your invitation to help build a Christian metaverse to impact the next generation worldwide. With screen time increasing and crucial values decreasing among young people, we need to be strategic when it comes to the next generation. That is why I am pleased to introduce to you the Lightgliders Christian Metaverse, a vision and strategy to impact young people and to encourage important values such as hope, purpose, and love.

You may be asking yourself, “What is the metaverse?” That’s a great question! The metaverse represents a combination of virtual world and web3 technologies that allow people to have real-time interactions and experiences across distance. The metaverse is coming, but it is already here. You can have significant interactions and experiences across distance now. We see it every day in Lightgliders.

Lightgliders is a virtual world of Christian faith, games, and community for kids that is available online and in the app stores now. With fun gameplay, purposeful content, and community events daily, Lightgliders is making a real difference in the lives of kids and families.

Our mission is to leverage the Lightgliders brand and gameplay into a purposeful metaverse strategy that begins with three pillars of value creation and impact. First, we want to accelerate the growth of the already existing and proven Lightgliders virtual world to reach more of the 120 million Christian families with young kids worldwide. Second, we wish to create a Lightgliders presence in the Roblox metaverse, an extremely popular space reaching over 200 million kids and teenagers each month. Third, we plan to build a play-to-earn version of Lightgliders on the blockchain with embedded royalties in the NFT transactions funding charities and social impact projects around the world. Future projections cannot be guaranteed.

The metaverse is not going away. We believe it will become a reality for all of us soon. Let's partner together and turn it into a force for good. Good grows through meaningful experiences, relationships, and conversations. And the metaverse provides the virtual space for this kind of good to grow on a global scale. Let's shine light into this space together and grow the good among a generation of young people that desperately needs it.

If you want to join the journey in launching the Lightgliders Christian metaverse to impact young lives around the world and grow the good, please consider investing.

All the best,

LIGHTGLIDERS



Zachary E. Fay, Founder


Situation
Digital games and screentime are consuming and influencing the lives and values of the next generation. And virtual connectivity, immersion, and applications are only increasing with the metaverse. A purposeful metaverse strategy that positively impacts young people and deepens connections is desperately needed.
Young people spend more than 7 hours each day in front of screens
Over 50% do not believe life has purpose
Sources: GWI, Childwise, Common Sense Media, Barna Research Group

Solution

Lightgliders is a virtual world of Christian faith, games, and community enjoyed by kids and trusted by families. It is available online and in the app stores. By leveraging its brand and gameplay into a robust metaverse strategy, Lightgliders will extend its reach and impact among the next generation worldwide.


LIGHTGLIDERS

App Store | Google Play | amazon appstore

www.lightgliders.com

Lightgliders Metaverse

Lightgliders will extend its reach by (1) accelerating growth of its existing virtual world, (2) building its brand into the Roblox metaverse, and (3) producing a play-to-earn game on the blockchain. Each pillar of the Lightgliders metaverse strategy has unique streams of opportunity, value creation, and impact.

1



Lightgliders Virtual World

2



Presence in ROBLOX

3



Play-to-Earn (P2E) Blockchain Game

Opportunities for Impact

	1 Virtual World	2 ROBLOX	3 P2E Game
Target Audience	120M Christian Families with Kids Age 6-12	202M Monthly Active Users Age 8-18	Hundreds of Millions of Players Age 16-29
Primary Markets	• United States • Canada • Australia	• United States • Brazil • Russia	• Philippines • India • Hong Kong
Status	Live and positioned for growth	Development team secured	Blockchain team secured
Revenue Streams	• Subscriptions • Merchandise	• MTXs and IAPs • Advertising	• NFTs • Sponsorships
3-Year Goal	$15M in ARR from family and group subscriptions	Marketing tool with multiple revenue channels	P2E game with high NFT trading volume
Social Impact	Faith and Values of Kids & Families	Positive Values of Young People	Funding Ministries and Nonprofits

Zach Fay

zach@lightgliders.com

314.325.2356



www. LIGHTGLIDERS .com